                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                       Securities and Exchange Act of 1934

(Mark One):

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2002
                                   -----------------

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         for the transition period from _________________ to ___________________

         Commission file number 1-14050

         A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                              Lexmark Savings Plan

         B. Name of issuer of securities held pursuant to the Plan and the address of its principal executive office:

                            Lexmark International, Inc.
                            One Lexmark Centre Drive
                            740 West New Circle Road
                            Lexington, Kentucky 40550

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                     LEXMARK SAVINGS PLAN



Date: June 24, 2003                                  By: /s/ Gary E. Morin
      -------------                                  ---------------------
                                                     Gary E. Morin
                                                     Acting Treasurer
                                                     Lexmark International, Inc.

                                    Form 11-K

                              Lexmark Savings Plan

                                December 31, 2002
                                     --------



                                                                        Pages
                                                                        -----



Report of Independent Accountants                                         1



Financial Statements:

         Statements of Net Assets Available for Plan Benefits
                  as of December 31, 2002 and 2001                        2

         Statement of Changes in Net Assets Available for Plan Benefits
                  for the year ended December 31, 2002                    3

         Notes to Financial Statements                                   4-14



Supplemental Schedule:

         Form 5500, Schedule H, Line 4i - Schedule of Assets Held
                  for Investment Purposes as of December 31, 2002         15


Exhibits:

         Consent of Independent Accountants

         Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Lexmark Savings Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Lexmark Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers LLP

Lexington, Kentucky
June 10, 2003

LEXMARK SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001
(in thousands of dollars)

                                                                                   2002                   2001
                                                                             -----------------      -----------------
Assets:

    Investments                                                                     $ 368,628              $ 387,703

    Other receivables                                                                      67                    864
                                                                             -----------------      -----------------

                       Total assets                                                   368,695                388,567
                                                                             -----------------      -----------------

Liabilities:

    Other payables                                                                        389                    300
                                                                             -----------------      -----------------

                        Total liabilities                                                 389                    300
                                                                             -----------------      -----------------

Net Assets Available for Plan Benefits                                              $ 368,306              $ 388,267
                                                                             =================      =================


The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2002
(in thousands of dollars)

                                                                                   2002
                                                                             -----------------
Investment income (loss):
     Dividend and interest income                                                   $   7,478
     Net depreciation in value of investments                                         (22,435)

Contributions:
     Employer
                                                                                        6,489
     Participants                                                                      22,647

Distributions to withdrawing participants                                             (33,942)

Administrative expenses                                                                  (198)
                                                                             -----------------

        Net decrease                                                                  (19,961)

Net Assets Available for Plan Benefits:

     Beginning of year                                                                388,267
                                                                             -----------------

     End of year                                                                  $   368,306
                                                                             =================

The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   Plan Description:

     The Lexmark Savings Plan (the "Plan") is subject to the provisions of the Employee Retirement Security Act of 1974, as amended ("ERISA"). The Plan is a defined contribution plan in which all regular U.S. employees of Lexmark International, Inc. (the "Company") are eligible to participate. For information regarding the Plan's provisions, participants should refer to the Company publication, "The Lexmark Employee Handbook," which is available to all participants.

      (a) Contributions
          -------------

          The Plan is funded by voluntary employee pretax contributions up to a maximum of 20% of total annual eligible compensation for Plan year 2001, and effective January 1, 2002, up to a maximum of 50% of such compensation. Also effective January 1, 2002, all employees who were eligible to make elective deferrals under the Plan and who had attained age 50 before the close of the Plan year ending December 31, 2002 were eligible to make catch-up contributions up to $1,000. The catch-up contribution amount for 2003 is $2,000. The contributions for a participant are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period.

          A participant can designate and change the proportions in which his/her pretax contributions, as well as ongoing account balances, are allocated among the Plan's active investment funds. The minimum allocation to each Fund is 1%.

          Effective January 1, 2000, the Company matches employee pretax contributions in an amount equal to 50% of up to the first 6% of the participant's compensation that the employee contributes per pay period. Beginning January 1, 2002, if the participant contributed to the Plan the maximum amount allowed by law, the Company match was calculated such that the participant would receive 50% of up to the first 6% of the participant's compensation contributed on an annual basis, regardless of the manner in which it was contributed during the year. Matching contributions may be allocated to the investment funds in any manner desired by the participants, subject to the requirements set forth in the paragraph above.

     (b)  Allocations to Participants
          ---------------------------

          Contributions to the Plan are allocated to the accounts of the participants on a biweekly basis. Earnings of the Plan are allocated on a daily basis. The investment fund options provided by the Trustee are mutual funds that do not assign units for contributions and earnings allocation, except for the Lexmark Stock Fund which was operated as a unitized stock fund prior to September, 2002.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   Plan Description (continued):

     (c) Vesting
         -------

         For Plan year 2001, Plan participants who first completed an hour of service prior to July 1, 1994 vest immediately in their contributions and matching contributions made on their behalf by the Company. Employees hired on or after July 1, 1994 and who were not participants in the Plan as of June 30, 1995 become fully vested in the employer matching contributions upon completing five years of continuous service or upon death, disability or attainment of normal retirement age as an employee, whichever occurs first. Effective January 1, 2002, all participants become fully vested in the employer matching contributions upon completing three years of continuous service or upon death, disability or attainment of normal retirement age as an employee, whichever occurs first.

     (d) Withdrawals
         -----------

         A participant who has attained age 59 1/2 may withdraw in cash part (minimum of $500) or all of his/her account balance provided that a participant may make only one such withdrawal in any Plan year.

         Hardship withdrawals are available according to provisions of the Plan if approved by the Plan administrator, but are limited to the value of the participant's contributions and the participant's immediate financial need. Earnings and matching contributions are not eligible for hardship withdrawals. For Plan year 2001, after receipt of a hardship withdrawal, a participant is suspended for twelve months from making contributions to the Plan. Effective January 1, 2002, participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for six months. In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

     (e) Distributions
         -------------

         In the event of normal retirement or disability (as described in the Plan's provisions) and provided the value of the participant's account is in excess of $5,000, the participant may elect one of two options or may defer either election to a later date. The two options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments, over a period of generally up to ten years.

         In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   Plan Description (continued):

     (e) Distributions (continued)
         -------------------------

         Upon termination of employment for any reason other than retirement, disability or death, and if the value of the participant's account is in excess of $5,000, the participant may elect one of two options or may defer either election to a later date. The two options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments, over a period of generally up to ten years.

         If upon a participant's normal retirement, disability, death or termination of employment the value of the participant's account is not in excess of $5,000, such participant receives an immediate distribution.

         Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the Lexmark Stock Fund may elect, in writing, to have the value of his/her investment in the Lexmark Stock Fund distributed in whole shares of the Company's Class A common stock. Fractional shares are distributed in cash.

         Effective January 1, 2002, for purposes of determining the account balance for involuntary distributions of vested benefits of $5,000 or less, the portion of the balance attributable to rollover contributions and allocable earnings will not be considered.

     (f) Participant Loans
         -----------------

         A Participant may borrow funds from his/her Plan account subject to the provisions of the Plan. A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000 less his/her highest outstanding loan balance during the preceding 12-month period. No loan will be made while any other loan is in default. An administrative fee is charged for the origination of the loan and is deducted from the participant's account in proportion to the funds held for investment. Loans are granted for a minimum term of one year, and thereafter in monthly increments up to a maximum of five years; however, the participant may prepay the loan at any time. Each loan bears a fixed rate of interest determined at the inception of the loan by the Plan administrator based upon comparable rates offered by commercial lending institutions. As of December 31, 2002, loan interest rates in effect ranged from 6.0% to 10.75% with various maturity dates through January 18, 2008. Payment of the loan is made in substantially level payments through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding loan balance.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   Plan Description (continued):

     (g) Forfeitures
         -----------

         Any portion of a participant's account balance in which the participant is not vested upon termination constitutes a forfeiture at the time the participant receives a distribution, unless the participant has no vested interest, in which case such forfeiture occurs at his/her termination of employment. Forfeitures occurring in the Plan years beginning after December 31, 2000 are applied equally on a per participant basis to reduce administrative fees that would otherwise be assessed against participants' accounts. Any remaining forfeitures during any Plan year are applied to the Company's matching contribution obligation. Forfeitures were $106,168 for the Plan year ended December 31, 2002.

     (h)  Exchanges
          ---------

          A participant may reallocate his/her account balance among the various investment options on a daily basis, however, there are certain restrictions that apply to participant exchanges. A participant may not transfer funds directly from the Fixed Income Fund to the Fidelity Retirement Government Money Market Fund or the Fidelity Freedom Income Fund because these are considered "competing," or similar, funds. Funds must first be transferred from the Fixed Income Fund to a "non-competing" fund for at least 90 days.

          With regard to the Lexmark Stock Fund, a participant may not exchange money into the Lexmark Stock Fund from the first day of the last month of each quarter until after that quarter's earnings results are announced (the "Window Period"). Effective January 1, 2000, a participant may not make more than one exchange in and one exchange out of the Lexmark Stock Fund during a calendar quarter. Effective February 21, 2002, a participant may make unlimited exchanges out and one exchange into the Lexmark Stock Fund per quarter. However, participants still may not make an exchange into the Lexmark Stock Fund during Window Periods. Senior managers and executives may not exchange into or out of the Lexmark Stock Fund during Window Periods. All executive officers subject to Section 16 of the Securities and Exchange Act of 1934 must obtain plan sponsor approval for transactions that involve the Lexmark Stock Fund.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


2.   Summary of Significant Accounting Policies:

     The following are significant accounting policies followed by the Plan:

     (a)  Valuation of Investments
          ------------------------

          Mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year end.

          Investments in guaranteed investment contracts (GICs) are stated at contract value, which represents deposits received and interest earned at guaranteed rates. A penalty or adjustment may be imposed for early withdrawal or termination of certain GICs. The Plan enters into synthetic GIC arrangements, which are investment contracts that simulate the performance of traditional GICs through the use of financial instruments. The synthetic GICs are comprised of interests in commingled trusts or individual fixed income securities that are held in trust for the Plan. The Plan then enters into a benefit responsive "wrapper" contract with a third-party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return for the commingled trust security or securities held in trust..

          In April 2003, the Financial Accounting Standards Board issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS No. 149). SFAS 149 confirms that the guidance to be followed is the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," which require that benefit responsive investment contracts (including synthetic GICs) be measured at contract value. Accordingly, the underlying financial instruments held in trust and the wrapper contract are presented together in the financial statements at contract value.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2.   Summary of Significant Accounting Policies (continued):

     (a)  Valuation of Investments (continued)
          ------------------------------------

          The Lexmark Class A common stock is stated at fair market value as quoted by the New York Stock Exchange.

          Participant loans, short-term investments and cash are stated at cost, which approximates fair market value.

          Fair market value of investments, as quoted, is based on various factors including the current interest rate environment and the general strength of the economy. Changes in the fair market value could significantly affect the Plan's net assets available for plan benefits.

      (b) Net Appreciation/Depreciation
          -----------------------------

          The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

      (c) Distributions to Withdrawing Participants
          -----------------------------------------

          Distributions to withdrawing participants are recorded when paid.

      (d) Use of Estimates
          ----------------

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the respective dates of the financial statements and the changes in net assets available for Plan benefits during the respective reporting periods. Actual results could differ from those estimates.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3.   Investments:
     (in thousands of dollars (except shares))

     The investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001 are as follows:

                                                                                              2002             2001
                                                                                          -------------    --------------
      Investments at Fair Market Value:

      **Lexmark Class A common stock (1,720,653 and 2,132,390 shares, respectively)          $ 104,100        $ 125,811 *


      **Fidelity Management & Research Company
           Equity-Income Fund (818,332 and 814,780 shares, respectively)                        32,463           39,737
           Spartan U.S. Equity Index Fund (634,467 and 568,272 shares, respectively)            19,764           23,094
           Low-Priced Stock Fund (1,219,244 and 1,088,647 shares, respectively)                 30,688           29,851

      **Other investments at fair market value (individually less than 5% of
        net assets)                                                                             97,186           93,551

                                                                                          -------------    -------------

           Total Investments at Fair Market Value                                              284,201          312,044
                                                                                          -------------    -------------

      Investments at Contract Value:

      TransAmerica Life Insurance & Annuity Company
            Synthetic GIC including Wellington Separate Account and
            Wrap Agreement Contract #76969 at 4.8% and 5.5%, respectively.
            Wrapper fair market value of ($241) and ($350), respectively.                       25,927           24,545


      Other investments at Contract Value (individually less than 5% of net assets)             58,500           51,114
                                                                                          -------------    -------------

           Total Investments at Contract Value                                                  84,427           75,659
                                                                                          -------------    -------------

     Total Investments                                                                       $ 368,628       $  387,703
                                                                                          =============    ==============


      * A portion of which is nonparticipant-directed.
     ** Parties-in-interest to the Plan.


      For the year ended December 31, 2002, the Plan's investments (including investments bought, sold and held during the year) appreciated/depreciated in value as follows:

                                                                                              2002
                                                                                          -------------
      Lexmark Class A common stock                                                          $    3,822
      Mutual funds                                                                             (26,257)
                                                                                          -------------

      Net depreciation in fair market value of investments                                  $  (22,435)
                                                                                          =============

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3.    Investments (continued):

      The crediting interest rates as of December 31, 2002 and 2001 and the average yields for the years then ended for each guaranteed investment contract and synthetic guaranteed investment contract are as follows:

                                                                                                 Average Yield
                                                                                                    2002         2001
                                                                                                  ----------  ---------
                                                                                                  ----------  ---------
      Guaranteed Investment Contracts

      Participation in Group Annuity Contract #51508 with Transamerica Life
         Insurance Company and crediting rate of 6.1% at December 31, 2001.
                                                                                                       -           6.1%


      Principal Life Placement Contract #4-40184 with Principal Financial Group and crediting rate of 6.8% at December 31, 2001.
                                                                                                       -           6.8%


      Synthetic Guaranteed Investment Contracts

      Synthetic GIC including Wellington Separate Account and Wrap Agreement
         Contract #76969 with Transamerica Life with evergreen maturities and crediting rate of 4.8% and 5.5% as of December 31, 2002 and 2001, respectively. Wrapper fair market value is ($241) and ($350) at
         December 31, 2002 and 2001, respectively.                                                     5.7%        6.3%

      Synthetic GIC including INVESCO Group Trust and Wrap Agreement Contract #01-205 with Bank of America with evergreen maturities and a crediting rating of 5.2% and 5.9% as of
         December 31, 2002 and 2001, respectively. Wrapper fair market value is $542 and $256 at
         December 31, 2002 and 2001, respectively.                                                     5.3%        5.9%

      Synthetic GIC including INVESCO Group Trust and Wrap Agreement Contract #5099 with UBS AG with evergreen maturities and a crediting rating of 4.9% and 5.4% as of December 31,
         2002 and 2001, respectively.  Wrapper fair market value is $93 and $25 at December 31,
         2002 and 2001, respectively.                                                                  4.7%        5.3%

      Synthetic GIC including INVESCO Separate Account and Wrap Agreement Contract #1806-01 with
         Caisse des Depots with evergreen maturities and crediting rate of 5.0% and 4.8% as of
         December 31, 2002 and 2001, respectively.  Wrapper fair market value is $627 and $43 at
         December 31, 2002 and 2001, respectively.                                                     5.0%        4.4%

      Synthetic GIC including INVESCO Separate Account and Wrap Agreement Contract #ALEX-T with
         JPMorgan Chase Bank with evergreen maturities and crediting rate of 6.3% and 5.4% as of
         December 31, 2002 and 2001, respectively. Wrapper fair market value is $247 and $73 at
         December 31, 2002 and 2001, respectively.                                                     5.4%        5.0%

      Synthetic GIC including INVESCO Separate Account and Wrap Agreement Contract #101068 with
         State Street Bank with evergreen maturities and crediting rate of 6.3% and 5.8% as of
         December 31, 2002 and 2001, respectively. Wrapper fair market value is $653 and $351 at
         December 31, 2002 and 2001, respectively.                                                     6.2%        5.7%

      Synthetic GIC including INVESCO Separate Account and Wrap Agreement Contract #60009 with
         ING Life Ins. & Ann. Co. with evergreen maturities and crediting rate of 2.8% as of
         December 31, 2002.  Wrapper fair market value is $301 at December 31, 2002.                   2.9%         -

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4.   Nonparticipant-Directed Investments:

     Prior to February 21, 2002, based upon the Company directed allocation and non-transferability of the business results matching contribution, the Lexmark Stock Fund was deemed to be a nonparticipant-directed investment. Effective as of February 21, 2002, none of the investment alternatives available under the Plan are nonparticipant directed investments. Prior to September 6, 2002, the Lexmark Stock Fund was a commingled unitized stock fund that invested primarily in Company Class A common stock, with ownership in the fund measured by units. In addition, the Lexmark Stock Fund typically held a minor portion of short-term investments, enabling participants to exchange into and out of the fund without the usual trade settlement period. In September 2002, funds held in the Lexmark Stock Fund were transferred to a new Lexmark Stock Fund that consists solely of shares of Company Class A common stock. Instead of owning units in a commingled fund, participants now own shares of Lexmark Class A common stock, enabling them to exchange into or out of Company Class A common stock by submitting trade orders to the Plan's broker for potential execution during normal business hours with the normal trade settlement requirements.

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments, the Lexmark Stock Fund prior to February 21, 2002, is shown in the following tables:

     Net Assets:
     December 31, 2002 and 2001
     (in thousands of dollars)

                                                                                      2002                 2001
                                                                                 -----------------    -----------------
     Assets
          Investments, at fair market value:
               Common trust funds                                                      -                    $   1,067

               Lexmark Class A common stock                                            -                      125,811
                                                                                 -----------------    ----------------
                     Total investments                                                 -                      126,878

          Other receivables                                                            -                          865
                                                                                 -----------------     ----------------

                     Total assets                                                      -                      127,743
                                                                                 -----------------    ----------------

     Liabilities
         Other payables                                                               -
                                                                                                                  244
                                                                                 -----------------    ----------------
                     Total liabilities                                                 -
                                                                                                                  244
                                                                                 -----------------    ----------------

     Net assets                                                                        -                    $ 127,499
                                                                                 =================    ================


LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4.   Nonparticipant-Directed Investments (continued):

     Changes In Net Assets:
     for the period ended February 20, 2002
     (in thousands of dollars)

                                                                                               2002
                                                                                         -----------------
     Investment income:
          Dividend and interest income                                                       $       18
          Net depreciation in value of investments                                              (17,586)

     Contributions:
          Employer                                                                                  261

          Participants                                                                              783


     Participant loan activity:
           Participant loans                                                                       (131)
           Participant loan payments                                                                111


     Distributions to withdrawing participants                                                   (2,635)
     Transfers to participant-directed funds                                                   (108,317)
     Administrative expenses                                                                         (3)
                                                                                         -----------------
     Net decrease in net assets                                                              $ (127,499)
                                                                                         =================

5.   Administrative Expenses:

     Expenses for administration of the Plan are paid jointly by participants and the Company. Participants pay an annual participant fee (on a quarterly basis); operating and management fees of the investment funds; and any applicable loan, distribution and withdrawal fees. All other fees are paid by forfeitures which are applied equally on a per participant basis, to the extent available, and thereafter by the Company. Certain administrative services are provided at no cost to the Plan by the Company.

6.   Income Tax Status:

     The Plan qualifies within the meaning of Section 401(a) and 401(k) of the Internal Revenue Code of 1986, (the "Code"), as amended, and the trust is exempt from tax under Section 501(a) of the Code. The Plan received a favorable determination letter from the Internal Revenue Service dated February 7, 2001, stating that the Plan and related trust are in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter, and the Internal Revenue Service most recently issued a favorable determination letter to the Plan dated April 18, 2003 stating that the Plan's qualified status and the trust's exempt status are not affected by these amendments. Accordingly, a provision for federal income taxes has not been made.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

6.   Income Tax Status (continued):

     Participants will not be subject to income tax withholding for deferred compensation, unless required by state or local authority.

     A participant will not be subject to federal income tax on employer contributions made to a participant's account, or on income accruing to the account, until distribution or withdrawal of the account, in whole or in part.

7.   Plan Termination:

     The Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the Plan assets will be distributed in accordance with the provisions of the Plan.

8.   Concentration of Credit Risk:

     Plan assets are invested in various financial instruments that contain some degree of credit risk. There is a concentration of credit risk as 28% and 33% of Plan assets are invested in Lexmark Class A common stock as of December 31, 2002 and 2001, respectively.

9.   Investment Risk:

     The Plan provides for various investment options in a number of mutual and commingled funds which invest in stocks, bonds, and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

10.  Related Party Transactions:

     At December  31,  2002,  a  significant  portion of the Plan's  assets were invested in investment funds advised by Fidelity Management & Research Company ("FMR"), an affiliate of Fidelity Management Trust Company ("FMTC"), the Plan's trustee. Fidelity Investments Institutional Operations Company, the Plan's recordkeeper, is also an affiliate of FMTC and FMR.

     At December 31, 2002, the Plan held 1,720,653 shares of Lexmark Class A common stock valued at $104,099,531. At December 31, 2001, the Plan held 2,132,390 shares of Lexmark Class A common stock valued at $125,811,010.

                              SUPPLEMENTAL SCHEDULE
                                 --------------

LEXMARK SAVINGS PLAN
PLAN #002 EIN #06-1308215
Form 5500, Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes December 31, 2002


                                                                                          (C)
                                                                                        Par or
                         (A)                                                         Maturity Value/                  (E)
          Identity of Issuer, Borrower,                   (B)                          Number of         (D)        Current
             Lessor or Similar Party             Description of Investment              Shares         Cost **       Value
    ---------------------------------------   -----------------------------------   ----------------  --------    -----------
    ---------------------------------------   -----------------------------------   ----------------  --------    -----------
*   Fidelity Management & Research Co.        Lexmark Stock Fund                         1,720,653               $ 104,099,531
*   Fidelity Management & Research Co.        Contrafund                                   466,912                  18,022,822
*   Fidelity Management & Research Co.        Equity-Income Fund                           818,332                  32,463,248
*   Fidelity Management & Research Co.        Growth & Income Portfolio                    503,239                  15,253,187
*   Fidelity Management & Research Co.        Low-Priced Stock Fund                      1,219,244                  30,688,378
*   Fidelity Management & Research Co.        Diversified International Fund               599,751                  10,291,731
*   Fidelity Management & Research Co.        Freedom Income Fund                          103,708                   1,099,302
*   Fidelity Management & Research Co.        Freedom 2000 Fund                            451,799                   4,974,306
*   Fidelity Management & Research Co.        Freedom 2010 Fund                            434,426                   4,969,837
*   Fidelity Management & Research Co.        Freedom 2020 Fund                            450,192                   4,790,040
*   Fidelity Management & Research Co.        Freedom 2030 Fund                            474,900                   4,862,977
*   Fidelity Management & Research Co.        Freedom 2040 Fund                             34,160                     200,178
*   Fidelity Management & Research Co.        Retirement Govt. Money Market
                                                Portfolio                               10,125,008                  10,125,008
*   Fidelity Management & Research Co.        Spartan U.S. Equity Index Fund               634,467                  19,763,648
*   Fidelity Management & Research Co.        PIMCO Total Return Fund Inst                 909,527                   9,704,653
*   Fidelity Management & Research Co.        PIMCO High Yield Fund Inst                    74,630                     635,849
*   Fidelity Management & Research Co.        Franklin Small Cap Growth Fund               124,174                   2,725,620
*   Participant Loans                         Participant Loans at Prime plus
                                                1.25%  due at various
                                                dates through January 18, 2008           5,737,735                   5,737,735
    Bank of America                           Synthetic GIC comprised of INVESCO
                                                Group Trust and Wrap Agreement
                                                Contract #01-205 at 5.2%.
                                                Wrapper fair market value of
                                                $542 thousand.                          11,136,911                  11,136,911
    UBS AG                                    Synthetic GIC comprised of INVESCO
                                                Group Trust and Wrap Agreement
                                                Contract #5099 at 4.9%. Wrapper
                                                market value of $93 thousand.            2,144,319                   2,144,319
    Caisse des Depots (CDC)                   Synthetic GIC comprised of INVESCO
                                                Separate Account and Wrap Agreement
                                                Contract #1806-01 at 5%.  Wrapper
                                                fair market value of $627 thousand.     13,329,845                  13,329,845
    State Street Bank & Trust Company          Synthetic GIC comprised of INVESCO
                                                Separate Account and Wrap Agreement
                                                Contract #101068 at 6.3%.
                                                Wrapper fair market value of
                                                $653 thousand.                          11,918,683                  11,918,683
    ING Life Ins. & Ann. Co.                  Synthetic GIC comprised of INVESCO
                                                Separate Account and Wrap Agreement
                                                Contract #ALEX-T at 2.8%.  Wrapper
                                                fair market value of $301 thousand.     14,049,751                  14,049,751
    JPMorgan Chase Bank                       Synthetic GIC comprised of INVESCO
                                                Separate Account and Wrap Agreement
                                                Contract #ALEX-T at 6.3%.  Wrapper
                                                fair market value of $247 thousand.      5,920,732                   5,920,732
    TransAmerica Life Insurance & Annuity Co. Synthetic GIC comprised of  Wellington
                                                Separate Account and Wrap Agreement
                                                Contract #76969 at 4.8%.  Wrapper
                                                fair market value of ($241) thousand.   25,927,137                  25,927,137
*   Fidelity Management Trust Co.             Short-Term Interest Bearing Funds          3,792,169                   3,792,169
                                                                                                                 -------------

                                                                                                                  $368,627,597
                                                                                                                 =============

*   Party-in-interest to the Plan.
**  These investments are participant directed and, therefore, cost information is not required to be presented.